Hydrogenics Corporation
Third Quarter 2006 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation
Basis of Presentation
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three and nine months ended September 30, 2006 and updates our MD&A for fiscal 2005. The information contained herein should be read in conjunction with the consolidated financial statements and auditors’ report for fiscal 2005. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Corporation,” “Hydrogenics,” “our,” “us” and “we” refer to Hydrogenics Corporation and its subsidiaries. Additional information regarding the Corporation, including the Corporation’s Annual Information Form is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated November 10, 2006 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Forward-looking Statements and Risk Factors
This MD&A contains forward-looking statements, including statements regarding the future success of our business, technology strategies and market opportunities. This MD&A neither promises nor guarantees the future performance of Hydrogenics, as there are unknown risks and uncertainties that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed in or implied by these forward-looking statements. These risks include, but are not limited to risks related to our revenue growth, operating results, industry and products, as well as other factors discussed in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, except as required by law. Readers are expected to review the section in our 2005 Annual Report entitled “Business Risks” for a more complete discussion of factors that could affect our future performance.
Financial Overview
Revenues for the three and nine months ended September 30, 2006 were $9.0 million and $20.5 million, compared to $10.5 million and $28.1 million for the corresponding periods in 2005. These decreases are primarily attributed to supply chain and component quality issues causing delays in our OnSite Generation business unit.
Net loss for the three months ended September 30, 2006 was $90.7 million, or $0.99 per share, compared to $7.5 million, or $0.08 per share for the corresponding period in 2005. The increased net loss is substantially attributable to impairment charges totalling $79.9 million for intangible assets and goodwill, increased research and product development expenses of $1.8 million, decreased gross margins of $1.0 million, increased selling, general and administrative expenses of $0.3 million and $0.2 million of other items.
Net loss for the nine months ended September 30, 2006 was $108.7 million, or $1.18 per share, compared to $28.2 million, or $0.31 per share for the corresponding period in 2005. The increased net loss is substantially attributable to impairment charges totalling $79.9 million for intangible assets and goodwill, a $2.8 million decrease in gross margin, a $1.0 increase in selling, general and administrative expenses, offset by a $0.2 million decrease in amortization of property, plant and equipment, a $1.0 million increase in interest income, a $0.8 million increase in foreign currency gains and $1.2 million of other items.
Cash used in operations and capital expenditures for the three months ended September 30, 2006 was $6.5 million compared to $6.8 million for the same period in 2005. This 5% decrease is attributed to a decrease in working capital requirements partially offset by an increased operating loss for the period.
Cash used in operations and capital expenditures for the nine months ended September 30, 2006 was $19.5 million compared to $24.5 million for the same period in 2005. This 20% decrease is attributed to a decreased operating loss and working capital requirements partially offset by increased capital expenditures for the period.

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Hydrogenics Corporation
Critical Accounting Estimates
Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies that are critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2005 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2005. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary significantly from those estimates.
Recently Issued Accounting Standards
Our accounting policies used to prepare our interim consolidated financial statements for the three and nine months ended September 30, 2006 remain unchanged from those disclosed in our 2005 annual consolidated financial statements, except that they include the adoption of The Canadian Institute of Chartered Accountants (“CICA”) pronouncements contained in Sections 1530 — Comprehensive Income, 3251 — Equity, 3855 — Financial Instruments — Recognition and Measurement and 3865 — Hedges. In accordance with the provisions of these new standards, we have reclassified amounts previously recorded in ‘‘Cumulative translation adjustment’’ to ‘‘Accumulated other comprehensive loss’’ and now carry short-term investments at their amortized cost. As at January 1, 2006, we had the intention to hold our short-term investments to maturity. Interest earned is recognized using the effective interest rate method and any decline in fair value, other than a temporary decline, is recognized immediately in the consolidated statement of operations.
Results of Operations
This section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on page 2 of this MD&A and on page 14 of our 2005 Annual Report and the discussion of risks and uncertainties on page 24 of our 2005 Annual Report.
Revenues for the three and nine months ended September 30, 2006 were $9.0 million and $20.5 million, respectively, representing a decrease of $1.5 million, or 15% compared to the three months ended September 30, 2005 and a $7.6 million, or 27% decrease compared to the nine months ended September 30, 2005. These decreases are primarily the result of production quality issues in our OnSite Generation business unit.
The following table provides a breakdown of our revenues for the reported periods:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

OnSite Generation	$5,009	$6,571	$8,988	$17,083
Power Systems	1,938	649	4,055	2,705
Test Systems	2,053	3,317	7,469	8,346

	$9,000	$10,537	$20,512	$28,134

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Hydrogenics Corporation
OnSite Generation revenues for the three and nine months ended September 30, 2006 decreased primarily as a result of production delays caused by supply chain and component quality issues encountered in the first quarter of 2006. During the second quarter of 2006, we implemented standardized, rigorous quality testing protocols to address those supply chain and component quality issues. As a result, we were able to identify other operational and production quality issues, which we believe we have addressed through appropriate corrective measures. We are now resuming delivery to our customers, although not yet at historical levels. While we are optimistic we will reach historical levels of deliveries by the first quarter of 2007, we cannot be definitive as to when this will happen. Revenues for the three and nine months ended September 30, 2006 consisted of sales of electrolyzer products to customers in both industrial and transportation markets. At September 30, 2006, we had $14.8 million of confirmed orders for OnSite Generation products and services, approximately one quarter of which are anticipated to be delivered and recognized as revenue in 2006.
Power Systems revenues for the three months ended September 30, 2006 increased by $1.3 million or 199% compared to the three months ended September 30, 2005, primarily as a result of an increase in demand for our products as well as the partial execution of our multiple unit contract of HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM. Power Systems revenues for the nine months ended September 30, 2006 increased by $1.4 million or 50% compared to the nine months ended September 30, 2005, primarily as a result of an increase in the overall number of fuel cell power modules shipped during 2006. At September 30, 2006, we had $8.9 million of confirmed orders for Power Systems products and services, approximately one third of which are anticipated to be delivered and recognized as revenue in 2006.
Test Systems revenues for the three months ended September 30, 2006 decreased $1.3 million or 38% primarily as a result of the delivery of fewer units compared to the third quarter of 2005. This was due to a lower order intake level during the first half of 2006 compared with the first half of 2005. We expect this trend to reverse as we have seen increased order intake in the third quarter of 2006. Test Systems revenues for the nine months ended September 30, 2006 decreased by $0.9 million or 11% as compared to the same period in 2005 primarily as a result of increased testing services revenues offset by decreased deliveries of test stations during the second and third quarters of 2006. At September 30, 2006, we had $5.7 million of confirmed orders for Test Systems, approximately one-third of which are anticipated to be delivered and recognized as revenue in 2006.
Cost of revenues for the three months ended September 30, 2006 was $8.4 million, a decrease of $0.5 million from the third quarter of 2005. Expressed as a percentage of revenues, cost of revenues was 94% in the third quarter of 2006 compared to 85% for the same period in 2005 primarily the result of lower overhead absorption from lower revenues in our OnSite Generation business unit. For the nine months ended September 30, 2006, cost of revenues was $19.7 million, a decrease of $4.8 million from the nine months ended September 30, 2005. Expressed as a percentage of revenues, cost of revenues was 96% for the nine months ended September 30, 2006 compared to 87% for the same period in 2005 primarily the result of $1.8 million of warranty reserves incurred during the second quarter of 2006. The requirement for these reserves became apparent when issues were identified upon the implementation of standardized, rigorous quality testing protocols implemented in our OnSite Generation group. These reserves largely relate to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) in January 2005. Additional cost of revenues commentary regarding each business unit is provided as follows:
•	OnSite Generation’s cost of revenues for the three and nine months ended September 30, 2006 was $5.6 million and $12.0 million, respectively. Expressed as a percentage of revenues, cost of revenues was 112% and 133% for the three and nine-month periods ended September 30, 2006 compared to 84% and 91% for the corresponding periods in 2005. The percentage increase for the three months ended September 30, 2006 is primarily the result of lower overhead absorption due to lower revenues. The percentage increase for the nine months ended September 30, 2006 is primarily the result of $1.8 million of additional warranty reserves incurred in the second quarter of 2006 combined with lower overhead absorption.

•	Power Systems’ cost of revenues for the three and nine months ended September 30, 2006 was $1.5 million and $2.7 million, respectively. Expressed as a percentage of revenues, cost of revenues was 77% and 67% for the three and nine month periods ended September 30, 2006 compared to 55% and 64% for the corresponding periods in 2005. These increases can be attributed to lower initial margins as we increase our operating capacity and improve overhead absorption.

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Hydrogenics Corporation
•	Test Systems’ cost of revenues for the three and nine months ended September 30, 2006 was $1.4 million and $5.1 million, respectively. Expressed as a percentage of revenues, cost of revenues was 65% and 67% for the three and nine-month periods ended September 30, 2006 compared to 93% and 86% for the corresponding periods in 2005. These improvements are attributed to an increased proportion of testing services in the three and nine-month periods ended September 30, 2006 compared to the corresponding periods in 2005.
Selling, general and administrative (“SG&A”) expenses were $7.1 million for the three months ended September 30, 2006, an increase of $0.3 million, or 5%, compared to the corresponding period in 2005. For the nine months ended September 30, 2006, SG&A expenses were $20.3 million, an increase of $1.0 million, or 5%, compared to the same period of 2005. SG&A expenses for the three and nine months ended September 30, 2006 reflect $0.4 million and $1.1 million of additional costs as a result of the weakening U.S. dollar relative to the Canadian dollar and $1.7 million and $3.6 million of costs relating to consulting, deferred compensation arrangements with certain executives, Sarbanes-Oxley Act compliance and other business strategy matters.
Research and product development (“R&D”) expenses for the three months ended September 30, 2006 were $2.7 million, an increase of $1.8 million or 197% compared to the third quarter of 2005. This increase is primarily attributable to timing of R&D expenses relative to the prior period, increased R&D spending consistent with our 2006 business plan to increase fuel cell R&D efforts offset by the streamlining and harmonization of our R&D efforts following the acquisition of Stuart Energy in 2005. For the nine months ended September 30, 2006, R&D expenses were $5.9 million, consistent with the corresponding period of 2005.
Amortization of property, plant and equipment was $0.4 million for the three months ended September 30, 2006, consistent with the three months ended September 30, 2005. For the nine months ended September 30, 2006, amortization of property, plant and equipment was $0.9 million, a decrease from $1.1 million for the nine months ended September 30, 2005. As compared to 2005, excluding investments in the three months ended September 30, 2006, the average age of our assets increased, resulting in reduced amortization charges in the nine months ended September 30, 2006.
Amortization of intangible assets was $2.1 million for the three months ended September 30, 2006 and $6.4 million for the nine months ended September 30, 2006, consistent with the comparable periods of 2005.
Impairment of intangible assets and goodwill was $79.9 million for the three and nine-month periods ended September 30, 2006. In the third quarter, we commenced a comprehensive assessment of our business and operating plans. As a result of this assessment and changes in strategy, we revised our previous estimates of the growth and development of our Onsite Generation business. In addition, we determined that the revenues for our Test Systems business would be lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets. Due to the significance of these changes, we performed an evaluation of the recoverability of the long-lived assets of the OnSite Generation and Test Systems segments and completed fair value impairment tests of the goodwill related to the OnSite Generation and Test Systems reporting units. Additional commentary regarding each reporting unit is noted below.
Impairment of OnSite Generation Intangible Assets and Goodwill
In January 2005 the Corporation acquired Stuart Energy. The allocation of the purchase price gave rise to $63.9 million of goodwill and $38.5 million of identified intangible assets. When evaluating the merger, the Corporation identified several potential benefits including, inter alia: (i) the opportunity for the Corporation to reduce its time to profitability based on synergies from the merger; (ii) the acquisition of a pool of talented and highly skilled employees with proven capabilities in a tight labour market; and (iii) a strong product development and patent portfolio. At the time the merger agreement was signed, Stuart Energy had experienced revenue growth in its industrial, energy and fueling product lines and the Corporation anticipated continued growth from the Stuart Energy business.

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Hydrogenics Corporation
On March 28, 2006, the Corporation announced that production delays would cause near term revenue expectations for the OnSite Generation business to be lower than previously anticipated as a result of supply chain and component quality issues, which the Corporation believed were being adequately addressed at that time through appropriate corrective measures. Over the course of the second quarter of 2006, the Corporation implemented standardized, rigorous quality testing protocols to address these issues. The Corporation also announced at that time that it anticipated deliveries would return to historical levels commencing in the latter part of the fiscal year, once component procurement and production cycles were re-established.
On May 15, 2006, the Corporation announced it had signed a five-year preferred supplier agreement with Linde Gas, a division of Linde AG, one of the world’s leading industrial gas supply companies, pursuant to which Hydrogenics became a preferred supplier of on-site hydrogen generators to Linde Gas.
On June 15, 2006, the Corporation announced it had signed a five-year global supply agreement for the delivery of on-site hydrogen generation plants with BOC, one of the world’s largest industrial gas companies. Under the agreement, Hydrogenics would provide BOC with hydrogen generation plants to be deployed at BOC’s customer sites and at BOC’s own facilities located around the world. Further, on June 19, 2006, the Corporation announced receipt of an initial order under the global supply agreement with BOC for a HySTAT™- A hydrogen generation plant for use at a BOC facility in Waiuku, North Island, New Zealand.
On July 28, 2006, the Corporation provided an update on its OnSite Generation activities indicating that it had identified other operational and production quality issues, which it was addressing through appropriate corrective measures. The Corporation also advised at that time that it would not resume normal activities in its OnSite Generation business unit until all production quality issues were adequately resolved, and, while the Corporation continued to be optimistic that deliveries would return to historical levels in the latter part of the fiscal year, the Corporation indicated it could not be definitive as to timing. As part of the Corporation’s update on July 28, 2006 it indicated that as a result of a comprehensive evaluation of deployed units, the Corporation determined it would be necessary to accrue a $1.8 million charge for estimated future warranty costs.
Typically, in the second half of the year, the Corporation reviews its markets for the purpose of strategic and business planning. Through this review, we concluded that the market growth rates had slowed from our earlier internal forecasts. As a result, we have made changes to our corporate strategy, including the deferral of a number of research and product development initiatives, a greater focus on near term engineering initiatives and the need to more prudently manage our cash resources.
Due to the factors described above, the Corporation performed an impairment assessment of identified intangible assets and goodwill and recorded a $74.8 million impairment charge to reduce the carrying value of the goodwill and identifiable intangible assets of the OnSite Generation reporting unit. The assumptions supporting the cash flows, including the discount rate, were determined using the Corporation’s best estimates. The discount rate was determined based on the weighted average cost of capital of comparable companies. The remaining identifiable intangible asset balances are expected to be amortized over their remaining useful lives.
Impairment of Test Systems’ Goodwill
On January 7, 2003, the Corporation acquired all the issued and outstanding shares of Greenlight Power Technologies Inc. ((now Hydrogenics Test Systems Inc.) “Test Systems”)) based in Burnaby, British Columbia, Canada. Test Systems designed and manufactured fuel cell test systems. The allocation of the purchase price gave rise to $13.5 million of identified intangible assets and $5.2 million of goodwill.

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Hydrogenics Corporation
In the fourth quarter of 2004, the Corporation determined that as a result of a variety of factors, the fair value of Test Systems exceeded its carrying value, and a $3.7 million impairment charge related to patentable technology and customer relationships was recorded. To improve the performance of this business, the Corporation implemented changes in management and staffing levels, product designs and business processes.
Over the course of 2005 and the first two quarters of 2006 this business made considerable progress in reducing its operating losses, improving product quality, reducing warranty costs, attracting repeat orders from existing customers and securing new customers. However, notwithstanding the considerable progress, as a result of the slower adoption rate for fuel cell technology in end user markets, our estimated long-term growth prospects for the test business have been revised.
Due to the factors described above, the Corporation performed an impairment assessment of goodwill recorded in connection with the acquisition of Test Systems. As a result, the Corporation recorded a $5.1 million impairment charge to write off the acquired goodwill. The basis used to determine the charge such as discounted cash flows and discount rate was consistent with the analysis above for the OnSite Generation impairment charge.
Integration costs were $nil for the three and nine-month periods ended September 30, 2006 compared to $0.1 million and $1.1 million for the three and nine-month periods ended September 30, 2005. Integration costs incurred in 2005 were attributable to termination benefits and other expenses associated with the acquisition of Stuart Energy.
Provincial capital tax expense was less than $0.1 million for the three and nine months ended September 30, 2006 and 2005 and are primarily related to estimates of provincial capital taxes payable and are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for capital tax purposes.
Interest, net was $0.8 million for the three months ended September 30, 2006, an increase of $0.1 million, or 20%, compared to the third quarter in 2005. For the nine months ended September 30, 2006, interest, net was $2.8 million, an increase of $1.0 million, or 53%, compared to the same period in 2005, primarily the result of higher yields on underlying investments, partially offset by a decrease in cash and cash equivalents and short-term investments.
Foreign currency gains for the three and nine months ended September 30, 2006 were $0.1 million and $1.1 million, respectively, compared to foreign currency gains of $0.6 million and $0.3 million for the three and nine month periods ended September 30, 2005. The increase for the nine-month period ended September 30, 2006 compared to the corresponding period in 2005 is the result of holding Canadian dollar investments during 2006 when the value of the Canadian dollar appreciated relative to the U.S. dollar.
Income tax expense for the three and nine months ended September 30, 2006 was less than $0.1 million, which is consistent with the expense incurred in the three and nine months ended September 30, 2005.
Net loss for the three months ended September 30, 2006 was $90.7 million compared to $7.5 million for the three months ended September 30, 2005. Net loss for the three months ended September 30, 2006 by business segment was as follows: OnSite Generation $79.7 million; Power Systems $3.0 million; Test Systems $5.4 million, and $2.6 million attributable to Corporate & Other. Additional net loss commentary for the three months ended September 30, 2006 is as follows:
•	OnSite Generation incurred a net loss of $79.7 million for the three months ended September 30, 2006 compared to a net loss of $1.7 million for the three months ended September 30, 2005. This increase is primarily attributable to the impairment of intangible assets and goodwill totalling $74.8 million, lower revenues and gross margins, lower overhead absorption and increased R&D spending.

•	Power Systems incurred a net loss of $3.0 million for the three months ended September 30, 2006 compared to a net loss of $1.7 million for the three months ended September 30, 2005. This increase is

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Hydrogenics Corporation
attributable to higher research and product development spending consistent with our 2006 business plan and market development efforts.

•	Test Systems incurred a net loss for the three months ended September 30, 2006 of $5.4 million compared to a net loss of $1.1 million for the three months ended September 30, 2005. This increase is primarily attributable to the $5.1 million impairment of goodwill offset by increased revenues and gross profits for testing services, and decreased amortization of property, plant and equipment.

•	Corporate & Other costs were $2.6 million for the three months ended September 30, 2006 compared to $3.0 million for the three months ended September 30, 2005. This improvement primarily reflects realized foreign exchange gains and increased interest income offset by increased severance payments and Sarbanes-Oxley Act compliance costs.
For the nine months ended September 30, 2006, net loss was $108.7 million compared to $28.2 million for the comparable period in 2005. Net loss for the nine months ended September 30, 2006 was incurred as follows: OnSite Generation $88.9 million; Power Systems $7.9 million; Test Systems $5.5 million; and $6.4 million attributable to Corporate & Other. Further net loss commentary for the nine months ended September 30, 2006 for each business unit is as follows:
•	OnSite Generation incurred a net loss of $88.9 million for the nine months ended September 30, 2006 compared to $8.8 million in the nine months ended September 30, 2005. This increase is attributable to the impairment of identifiable intangible assets and goodwill totalling $74.8 million, additional warranty reserves of $1.8 million incurred during the second quarter of 2006 combined with lower revenues caused by supply chain and component quality issues, which resulted in lower overhead absorption. Throughout the year we have made efforts to improve quality and testing systems to support increased production and will continue to make such efforts throughout the balance of the year. We are now initiating product deliveries on a case by case basis and now anticipate returning to historical levels by the first quarter of 2007, assuming no further issues are identified. While we are optimistic we will reach historical levels of deliveries by the first quarter of 2007, we cannot be definitive as to when this will happen.

•	Power Systems incurred a net loss of $7.9 million for the nine months ended September 30, 2006 compared to $8.3 million in the nine months ended September 30, 2005. This decrease is primarily attributable to increased revenues and gross profit.

•	Test Systems incurred a net loss of $5.5 million for the nine months ended September 30, 2006 compared to $2.7 million in the nine months ended September 30, 2005. This increase is primarily attributable to a $5.1 million impairment of goodwill offset by increased testing services revenue and gross margins combined with decreased SG&A and amortization expenses.

•	Corporate & Other costs were $6.4 million for the nine months ended September 30, 2006, compared to $8.5 million during the nine months ended September 30, 2005. This improvement primarily reflects increased interest income combined with realized foreign exchange gains from holding Canadian dollars in a period where the Canadian dollar appreciated relative to the U.S. dollar offset by increased costs for severance payments, Sarbanes-Oxley Act compliance costs and other business strategy related expenses.
Net loss per share for the three and nine months ended September 30, 2006 was $0.99 and $1.18, respectively, compared to $0.08 and $0.31 for the three and nine months ended September 30, 2005. The increase in net loss per share is predominantly the result of the impairment of $79.9 million of intangible assets and goodwill during the three months ended September 30, 2006. Options granted under our stock option plan have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.

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Hydrogenics Corporation
Weighted average number of shares outstanding during the three and nine months ended September 30, 2006 was 91,858,314 and 91,782,208 (three months ended September 30, 2005 — 91,678,279; nine months ended September 30, 2005 – 91,073,959). The number of common shares outstanding at September 30, 2006 was 91,916,466 (September 30, 2005 — 91,679,670). The increase in the number of common shares outstanding was primarily attributable to the exercise of stock options. Stock options outstanding at September 30, 2006 were 6,914,086 (September 30, 2005 — 6,440,370) of which 4,585,110 were exercisable (September 30, 2005 — 4,192,157).
Financial Condition, Liquidity and Capital Resources
This section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on page 2 of this MD&A and on page 14 of our 2005 Annual Report and the discussion of risks and uncertainties on page 24 of our 2005 Annual Report.
Cash and cash equivalents and short-term investments were $66.6 million as at September 30, 2006, a decrease of $19.2 million from December 31, 2005. This decrease is attributable to $18.2 million of cash used in operating activities, $1.3 million of investing outflows excluding movements in short-term investments offset by $0.3 million of financing inflows.
Cash and cash equivalents and short-term investments used in operating activities during the three and nine months ended September 30, 2006 were $6.0 million and $18.2 million, respectively. Cash and cash equivalents used in operating activities during the three and nine months ended September 30, 2005 were $6.8 million and $24.2 million, respectively. These decreases are the result of lower working capital requirements, offset by an increased loss from operations.
Cash and cash equivalents used in investing activities excluding movements in short-term investments during the three and nine months ended September 30, 2006 were $0.5 million and $1.3 million, respectively, compared to less than $0.1 million and $0.3 million for the corresponding periods in 2005. These increases are primarily the result of increased capital expenditures compared to the corresponding period in 2005.
We anticipate using our funds to develop and commercialize products primarily for near term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on research and product development efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next two to three years. However, if cash generated from operations is insufficient to satisfy our liquidity or growth requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
Credit Facilities
We have $14.4 million in lines of credit available to us for operating purposes and for letters of credit. Letters of credit aggregating $3.8 million were issued against these lines of credit at September 30, 2006. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.

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Hydrogenics Corporation
Contingent Off-balance Sheet Arrangements and Contractual Obligations
We enter into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we are currently eligible to receive up to $12.3 million (December 31, 2005 — $11.5 million) toward agreed upon research and development project costs. We have fully utilized these advances as at September 30, 2006 and December 31, 2005. In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $0.3 million in revenues from these technologies has been recognized and a repayable amount of $8,000 has been reflected in our accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
There has been no change to our contractual obligations, which are outlined in the MD&A contained in our 2005 Annual Report.
Outlook
This section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on Page 2 of this MD&A and on page 14 of our 2005 Annual Report and the discussion of risks and uncertainties on page 24 of our 2005 Annual Report.
For the balance of 2006, and for the next several years, we anticipate we will benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications and that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
Additional outlook commentary regarding each business unit is provided as follows:
•	In our OnSite Generation business unit, we resolved the substantial majority of supply chain and component quality issues identified earlier in the year and are now initiating product deliveries on a case by case basis and anticipate returning to historical levels by the first quarter of 2007, assuming no further issues are identified. Our sales strategy is to continue to grow revenues in the industrial hydrogen markets while also pursuing opportunities in the transportation and renewable energy fields. We anticipate that the continued development of our new S-4000 electrolytic generator will position us to increase revenues in the industrial market as well as offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large scale renewable installations increases.

•	In our Power Systems business unit, as our products become more cost competitive with traditional incumbent technologies, we plan to sell to specific early adopting markets where we anticipate being both cost and performance competitive with incumbent technologies. We believe there are near term sales opportunities in the AC and DC backup power markets, the light mobility market, as well as various military markets.

•	In our Test Systems business unit, we will continue offering services and diagnostic tools in order to provide fuel cell developers with critical information required to advance their technology.

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Hydrogenics Corporation
We expect our gross margins will remain lower than in previous years for the foreseeable future, primarily as a result of a larger percentage of revenues emanating from our OnSite Generation business unit, which has historically generated lower margins, the time necessary to introduce our new S-4000 electrolytic generator, entering commercial markets for our Power Systems products, which will be influenced by market economics and our ability to improve operational efficiency across all business units. At the same time, we are aiming to improve our gross margins by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in SG&A areas to address near term market opportunities and we expect that research and product development costs will trend upwards in the future to support product development initiatives as we commercialize, primarily in our Power Systems and OnSite Generation business units.
We believe we have resolved the substantial majority of supply chain and component quality issues identified earlier in the year and are now initiating product deliveries on a case by case basis and anticipate returning to historical levels by the first quarter of 2007, assuming no further issues are identified. Further, if we change our business plan, we may have to recognize further asset impairment charges. Our business may be harmed in the future not only by cyclical market conditions in our business units but also by slower growth in the markets served by our products.
Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

Expressed in thousands	Quarter ended
of dollars, except per	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
share amounts	2006	2006	2006	2005	2005	2005	2005	2004

Revenues	$9,000	$5,376	$6,136	$9,057	$10,537	$6,293	$11,304	$5,494
Net Loss	(90,732)	(9,626)	(8,332)	(9,976)	(7,517)	(9,499)	(11,222)	(10,338)
Net Loss Per Share (Basic & Fully Diluted)	(0.99)	(0.11)	(0.09)	(0.11)	(0.08)	(0.10)	(0.13)	(0.16)
Weighted Average Common Shares Outstanding	91,858	91,781	91,705	91,680	91,678	91,675	89,848	64,619

Third Quarter 2006 MD&A	Page 11